Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

30 July 2012

PRIMA BIOMED TO RELEASE INTERIM CVAC CLINICAL DATA

Prima BioMed Ltd (ASX: PRR, NASDAQ: PBMD) (Prima, the Company) announces that it will be releasing interim results from its CVac™ clinical trial CAN-003 in October 2012.

The International Gynecologic Cancer Society (IGCS) has accepted an abstract by Dr. Jeffrey Goh et al. entitled “Clinical study of autologous dendritic cell therapy targeting mucin 1 for treatment of ovarian cancer in first or second remission” for a poster presentation at its biennial meeting in Vancouver, Canada from October 13-16, 2012.

Dr. Goh’s poster will present interim safety and progression-free survival (PFS) data from the CAN-003 trial based on a currently ongoing analysis.

Intracellular cytokine staining (ICS) results for the first cohort of 6 patients who completed full dosing will also be released in early October 2012. ICS is a laboratory technique to evaluate if CVac has induced the desired mucin 1-specific T-cell response in treated patients. ICS results help to confirm the biological activity of CVac. Positive ICS results would validate the continuing development in ovarian cancer trials and potentially pave the way for Prima to commence exploratory trials in other cancer types that overexpress mucin-1.

CAN-003 is a 63-patient phase 2 trial of CVac in epithelial ovarian cancer patients in complete remission after successful first or second line chemotherapy. 36 patients were randomized to CVac treatment and 27 patients were assigned to observational standard of care. Patient enrolment into the study commenced in July 2010 and was completed in September 2011. The last patient will receive the final dose of CVac in October 2012 and patients will continue to be followed until at least October 2013.

Prima will provide further updates on ICS data from further patient cohorts as results are available over the next year. Final data analysis of CAN-003, including PFS, safety, and other endpoints, is anticipated in Q4 2013.

Prima BioMed CEO designate Matthew Lehman said: “We are pleased to provide a timetable of data points for the CAN-003 study. Dosing of patients on the trial is drawing to a close and we look forward to sharing these important results over the coming months.”

Expected CAN-003 study data timetable:

October 2012: Final (63rd) patient receives final dose of CVac

Early October 2012: ICS data from the first 6 patients who completed dosing

October 15 2012: Interim safety and PFS data presented by Dr. Goh at the IGCS conference in Vancouver, Canada.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Throughout 2013: Updates on ICS data from subsequent cohorts of patients.

4th Quarter 2013: Final data analysis per protocol of safety, PFS, and other endpoints.

ENDS

For further information please contact:

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

About Prima BioMed

Prima BioMed is a globally active biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

About CAN-003

CAN-003 is an open label, randomized, multinational and controlled clinical study in a Phase II setting. 63 ovarian cancer patients in 1st or 2nd remission have been enrolled, with 36 patients in the CVac group compared to 27 patients in the observation group.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889